UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-68377

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01-01-2022 (MM/DD/YY) AND ENDING 12-31-2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GSA CAPITAL ASSOCIATES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

278 BROADWAY (2R)
(No. and Street)

BROOKLYN (City) N.Y. (State) 11211 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JAMES B. AHLFELD (Name) (212) 739-0622 (Area Code – Telephone Number) JAHLFELD@BIGAPPLEGRP.COM (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RW GROUP, LLC
(Name – if individual, state last, first, and middle name)

400 OLD FORGE LANE (Address) KENNETT SQUARE (City) PA. (State) 19348 (Zip Code)

9-23-2010 (Date of Registration with PCAOB)(if applicable) 5020 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANNE KANO MITCHELL, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GSA CAPITAL ASSOCIATES, LLC, as of DECEMBER 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ARSENIA C BRITO
Notary Public - State of New York
NO. 01BR4976858
Qualified in Queens County
My Commission Expires Jan 22, 2027

Sworn to before me this 25th day of February 2023

Signature: Anne Kano Mitchell

Title: PRESIDENT

Arsenia C. Brito
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS
GSA CAPITAL ASSOCIATES, LLC
DECEMBER 31, 2022

RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of GSA Capital Associates, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GSA Capital Associates, LLC as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of GSA Capital Associates, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of GSA Capital Associates, LLC's management. Our responsibility is to express an opinion on GSA Capital Associates, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to GSA Capital Associates, LLC in accordance with the U.S. federal securities law and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

RW Group, CPAs

We have served as GSA Capital Associates, LLC's auditor since 2015.
Kennett Square, Pennsylvania
March 7, 2023

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

GSA CAPITAL ASSOCIATES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2022

ASSETS

CURRENT ASSETS:		
Cash and Cash Equivalents	$	46,267
Prepaid Expenses and other assets		15,244
TOTAL CURRENT ASSETS		61,511
TOTAL ASSETS	$	61,511

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:		
Accounts Payable and Accrued Expenses	$	10,350
TOTAL CURRENT LIABILITIES		10,350
MEMBER'S EQUITY		
Member's Equity		51,161
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	61,511

See accompanying notes to financial statements.

1. Organization and Nature of Business

GSA Capital Associates, LLC (Company) was formed on July 7, 2009, as a limited liability company under the laws of New York. The Company is a wholly-owned subsidiary of Global Strategic Associates, LLC (GSA), who provides strategic financial consulting and advisory services.

As a broker-dealer, the Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides transaction-specific capital-raising and merger and acquisition advisory services.

The Company has entered into an agreement with GSA, whereby GSA provides administrative and management services to the Company, including personnel, office storage, and administrative support. GSA charged the Company $91,784 for these services in 2022.

GSA will maintain the net capital requirements of the Company in accordance with FINRA's requirements through January 1, 2024, if necessary.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying policies of the Company are in accordance with accounting principles generally accepted in the United States of America applied on a basis consistent with that of the preceding years.

Basis of Accounting

These financial statements are prepared on the accrual basis of accounting, whereby revenue is recognized when earned and expenses are recognized when incurred.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions. Significant estimates include the allowance for doubtful accounts.

Revenue Recognition

Placement fees from capital-raising and merger and acquisition services are recognized when the Company has a deemed nonforfeitable right to commission earnings based on the provisions of each separate contract. During 2022, the Company earned $0.00 in placement fees and $37,500.00 in professional service fees. Revenue earned from professional service fees are recognized over the term of the contract. At December 31, 2022, accrued revenue is $12,500.00.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Income Taxes

As a single-member limited liability company, the Company is disregarded as a separate reporting entity and its income and expenses are included in the tax returns of GSA. In addition, GSA is a limited liability company and has elected to be taxed as a partnership. As a result, both the Company and GSA earnings and losses are included in GSA's member's personal income tax returns and taxed depending on their personal tax strategies.

The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect the taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed on the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as tax benefit or expense in the current year.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. On December 31, 2022, the Company had net capital of $35,917, which was $30,917 in excess of its required net capital of $5,000 and its percentage of aggregate indebtedness to net capital ratio was 28.82%.

4. **Other Regulatory Requirements**

The Company does not hold any funds or securities for the accounts of customers. The Company is not subject to 17 C.F.R. ~ 240.15c3-3 due to the limited nature of its business.

5. **Concentration of Credit Risk**

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents.

The Company maintains its cash and cash equivalents, which at times may exceed the federally insured limit, in bank deposit accounts with high quality financial institutions. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

6. **Dependency on Parent Company**

The Company is dependent on its parent company (GSA) to provide funds in order for the Company to meet its net capital requirements. GSA will provide the appropriate funds to satisfy this requirement through January 1, 2024, if necessary.

7. **Commitments and Contingencies**

The Company is not aware of any commitments or contingences requiring disclosures as of the issuance date of this report.

8. **Subsequent Events**

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 7, 2023, the date the financial statements were available to be issued.